July 22, 2013

VIA EDGAR

Max A. Webb

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Ardmore Shipping Corporation
Registration Statement on Form F-1
Filed June 28, 2013
File No. 333-189714

Dear Mr. Webb:

This letter makes reference to the draft registration statement on Form F-1 of Ardmore Shipping Corporation (the “Company”) that was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on May 24, 2013 (the “Original Draft Registration Statement”). By letter dated June 20, 2013, the staff of the Commission (the “Staff”) provided the Company with its comments regarding the Original Draft Registration Statement. On June 28, 2013, the Company filed via EDGAR the revised draft of the Registration Statement on Form F-1 (the “First Amended Registration Statement”). By letter dated July 9, 2013 (the “Comment Letter”), the Staff provided the Company with its comments regarding the First Amended Registration Statement. This letter, setting forth the response of the Company to the Comment Letter, together with the revised draft of the Registration Statement on Form F-1 (the “Second Amended Registration Statement”) are filed today via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Second Amended Registration Statement showing changes made from the First Amended Registration Statement. Page numbers referenced are to the version of the Second Amended Registration Statement that was filed today via EDGAR.

General

1.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12(f) of Regulation S-X and Item 8.A of the Form 20-F.

The Company notes the Staff’s comment and will, if necessary, update the financial statements included in the registration statement pursuant to the requirements set forth in Rule 3-12(f) of Regulation S-X and Item 8.A of the Form 20-F.

2.	Filed amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Company notes the Staff’s comment and will include currently dated accountants’ consents in future amendments to the Registration Statement.

Prospectus Summary, page 1

3.	We note your response to our prior comment 5. Please quantify the company’s losses in recent periods in this section as well as the Business section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 85 of the Second Amended Registration Statement.

Corporate Structure, page 7

4.	Please clarify in the second sentence in this paragraph that your intermediate holding company owns each of the vessels in operation in your Initial Fleet and will own the vessels in your Initial Fleet currently on order once they are delivered.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Second Amended Registration Statement.

Principal Shareholders, page 104

5.	We note your response to our prior comment 35. Please revise footnote 2 to clarify who has voting and investment power with respect to the shares held by GA Holdings LLC as opposed to who may be deemed to have such power.

The Company has revised the disclosure on page 106 to indicate that the entities and their control persons named in footnote 2 have voting and investment power with respect to the shares held by GA Holdings LLC.

Signatures, page II-5

6.	Please remove the title Director from Mr. Tivnan’s signature block or advise.

The Company notes the Staff’s comment and will remove the title “Director” from Mr. Tivnan’s signature block in future filings subsequent to his resignation as a director and the appointment of new directors, effective upon the pricing of this offering. At the time of this filing of the Second Amended Registration Statement, Mr. Tivnan remains a director of the Company.

Exhibits

7.	Please file signed and dated legality and tax opinions prior to effectiveness.

The Company notes the Staff’s comment and has filed signed and dated legality and tax opinions with the Second Amended Registration Statement.

Exhibit 8.1

8.	Please revise the references to the opinions under the Tax Considerations caption in the fourth paragraph of the opinion to reflect the section headings shown in the prospectus, United States Federal Income Tax Considerations and Marshall Islands Tax Considerations.

The Company notes the Staff’s comment and has revised Exhibit 8.1 accordingly.

Exhibit 10.1

9.	Please file Exhibits A and B to this agreement.

The Company notes the Staff’s comment and has included Exhibit 10.1, along with Exhibits A and B, in this filing of the Second Amended Registration Statement.

Exhibit 10.2

10.	Please file Exhibits A and B to this agreement.

The Company notes the Staff’s comment and has included Exhibit 10.2, along with Exhibits A and B, in this filing of the Second Amended Registration Statement.

Exhibit 21

11.	Please provide the state or other jurisdiction of incorporation or organization of each subsidiary listed and the names under which they do business. See 601(b)(21) of Regulation S-K.

The Company notes the Staff’s comment and has revised Exhibit 21 accordingly.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420 or Andrei Sirabionian at (212) 574-1580.

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin Robert E. Lustrin

3